                                                             UNITED STATES
                                                  SECURITIES AND EXCHANGE COMMISSION
                                                        Washington, D. C. 20549

                                                                FORM 25

                                              NOTIFICATION OF REMOVAL FROM LISTING AND/OR
                                                REGISTRATION UNDER SECTION 12(b) OF THE
                                                   SECURITIES EXCHANGE ACT OF 1934.

                                                                      Commission File Number   1-14804

Issuer:                       OAO Tatneft (also known as JSC Tatneft, AO Tatneft and Tatneft)

                                         Exchange: New York Stock Exchange, Inc.                                                                                          .

          (Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

                 75 Lenin Street, Almetyevsk, Tatarstan, 423450 Russian Federation; telephone: +7 (8553) 250-700

           (Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)

                                       Ordinary Shares, nominal value 1 Russian ruble per share
                                American Depositary Shares, each representing 20 Ordinary shares

                                                 (Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

|_| 17 CFR 240.12d2-2(a)(1)

|_| 17 CFR 240.12d2-2(a)(2)

|_| 17 CFR 240.12d2-2(a)(3)

|_| 17 CFR 240.12d2-2(a)(4)

|_| Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

|X| Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR
240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934,   OAO Tatneft    (Name of Issuer or Exchange) certifies that it
has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

    September 5, 2006          By_       __                     /Shafagat F. Takhautdinov/    General Director
             Date                                                          Name                    Title

1 Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General
Instructions.